02022951

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-39143

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



fd 8/23/02

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

CM

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YY) AND ENDING 06/30/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PFP CAPITAL, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 CENTER AVENUE, SUITE 202

(No. and Street)

HUNTINGTON BEACH, CA 92647

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT D. GARDANIER, CPA (714) 898-2110

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CREIGHTON TEVLIN, CPA

(Name — *if individual, state last, first, middle name*)

1200 ARTESIA BLVD., SUITE 205; HERMOSA BEACH, CA 90254

(Address) (City) (State)



**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, SCOTT D. GARDANIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFP CAPITAL, INC., as of JUNE 30, 2002, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

EXECUTIVE VICE PRESIDENT, TREASURER

Title

Notary Public

PAMELA J. BURKET
Commission # 1325398
Notary Public - California
Orange County
My Comm. Expires Oct 15, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REIGHTON EVLIN
CERTIFIED PUBLIC ACCOUNTANT

## Opinion of Independent Certified Public Accountant

The Board of Directors
PFP Capital, Inc.

I have audited the accompanying statement of financial condition of PFP Capital, Inc. as of June 30, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFP Capital, Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation for determination of reserve requirements, information relating to the possession and control requirements and computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

August 12, 2002

1200 ARTESIA BLVD.
SUITE 205
HERMOSA BEACH, CA
90254
PHONE:
310 / 798-3005
FAX:
310 / 798-3007
VOICE MAIL:
310 / 784-7033

**PFP CAPITAL, INC.**

Statement of Financial Condition
June 30, 2002

**ASSETS**

| | | |
|---|---|---|
| Cash | $ | 23,038 |
| Accounts receivable | | 34,751 |
| **TOTAL ASSETS** | $ | 57,789 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 26,063 |
| **Total liabilities** | | 26,063 |
| Stockholders' equity: | | |
| Common stock, no par value, authorized 50,000 shares, 10,000 shares issued, 7,800 outstanding | | 7,800 |
| Retained earnings | | 23,926 |
| **Total stockholders' equity** | | 31,726 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 57,789 |

See notes to financial statements.

**PFP CAPITAL, INC.**

Statement of Income
For the year ended June 30, 2002

| | |
|---|---|
| **REVENUES:** | |
| Commissions earned | $ 394,011 |
| Interest income | 986 |
| **Total revenues** | 394,997 |
| **EXPENSES:** | |
| Automobile expense | 968 |
| Commission expense | 297,061 |
| Dues and subscriptions | 2,150 |
| Insurance | 651 |
| Legal and accounting | 6,445 |
| Licenses | 1,696 |
| Management fees | 62,150 |
| Office supplies | 2,807 |
| Regulatory fees | 836 |
| Sales expense | 980 |
| Training expense | 1,725 |
| Travel and entertainment | 16,174 |
| **Total expenses** | 393,643 |
| **Income before income taxes** | 1,354 |
| Provision for income taxes | 1,300 |
| **Net income** | $ 54 |

See notes to financial statements.

**PFP CAPITAL, INC.**

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2002

| | Common Stock | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|
| **Balance, at beginning of year** | $ 9,200 | $ 28,156 | $ 37,356 |
| Repurchase of common stock | (2,000) | (6,120) | (8,120) |
| Issuance of common stock | 600 | 1,836 | 2,436 |
| Net income | | 54 | 54 |
| **Balance, at end of year** | $ 7,800 | $ 23,926 | $ 31,726 |

See notes to financial statements.

**PFP CAPITAL, INC.**

Statement of Cash Flows
For the year ended June 30, 2002

| | |
|---|---|
| **Cash flows from operating activities:** | |
| **Net income** | $ 54 |
| Adjustments to reconcile net income to net cash used by operating activities: | |
| Changes in assets and liabilities: | |
| Accounts receivable | (3,916) |
| Accounts payable and accrued liabilities | 2,937 |
| Total adjustments | (979) |
| **Net cash used by operating activities** | (925) |
| **Cash flows from financing activities:** | |
| Proceeds from issuance of common stock | 2,436 |
| Repurchase of common stock | (8,120) |
| **Net cash used by financing activities** | (5,684) |
| **Net decrease in cash** | (6,609) |
| Cash, beginning of year | 29,647 |
| **Cash, end of year** | $ 23,038 |
| **Supplemental disclosures of cash flow information:** | |
| Cash paid during the period for: | |
| Income taxes | $ 1,300 |

See notes to financial statements.

**PFP CAPITAL, INC.**

Notes to Financial Statements
June 30, 2002

---

## 1. GENERAL

PFP Capital, Inc. (the "Company") was incorporated in the state of California on October 27, 1987. In May of 1988, the Company became registered as a broker-dealer in securities with the Securities and Exchange Commission and commenced securities transactions emphasizing mutual funds.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

## 3. RELATED PARTY TRANSACTIONS

The Company pays commissions on sales of securities to various agents who are also shareholders in the Company. The total amount of commissions paid to shareholders for the year ended June 30, 2002 was $244,255. Accounts payable at June 30, 2002 primarily represent commissions owed to shareholders.

An affiliate provides management and bookkeeping services to the Company. The total charge for these services was $62,150 for the year ended June 30, 2002.

## 4. TAXES ON INCOME

The provision for income taxes consist of Federal income taxes and the minimum California state income tax of $800. There were no deferred income taxes as of June 30, 2002.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital rule (rule 15c-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but at June 30, 2002, the Company's net capital of $23,038 exceeded the minimum net capital requirement by $18,038; and the Company's ratio of aggregate indebtedness to net capital was 1.13 to 1, which is less that the 15.00 to 1 maximum ratio required of a broker-dealer.

6. **STOCKHOLDERS' EQUITY**

During the year the Company repurchased 2,000 shares of common stock and issued an additional 600 shares of common stock at at $4.06 per share.

**PFP CAPITAL, INC.**

Computation For Determination of the Reserve Requirements
June 30, 2002

---

Computation of reserve requirements is not applicable to PFP Capital, Inc., as the Company qualifies for an exemption under Rule 15c3-3.

See independent auditor's report.

**PFP CAPITAL, INC.**

Information Relating to Possession and Control Requirements
June 30, 2002

Information relating to possession and control requirements is not applicable to PFP Capital, Inc. as the Company qualifies for an exemption under Rule 15c3-3.

See independent auditor's report.

**PFP CAPITAL, INC.**

Computation of Net Capital
June 30, 2002

| | |
|---|---|
| **Stockholders' Equity at June 30, 2002** | $ 31,726 |
| **Total capital** | 31,726 |
| Deductions and/or charges: | |
| Total non-allowable assets | 8,688 |
| **Net Capital before haircuts on security positions** | 23,038 |
| Haircuts on security positions | 0 |
| **Net Capital** | $ 23,038 |
| **Minimum Net Capital Required** | $ 5,000 |
| **Aggregate Indebtedness** | $ 26,063 |
| **Ratio of Aggregate Indebtedness to Net Capital** | 1.13:1 |

There is no difference between the computation of net capital required above and that reported by the Company in Part II of Form X-17A-5 of June 30, 2002.

See independent auditor's report.

PFP Capital, Inc.



Supplementary Accountants' Report
on Internal Accounting Control

For the Year Ended June 30, 2002

CREIGHTON TEVLIN
CERTIFIED PUBLIC ACCOUNTANT

1200 ARTESIA BLVD.
SUITE 205
HERMOSA BEACH, CA
90254
PHONE:
310 / 798-3005
FAX:
310 / 798-3007
VOICE MAIL:
310 / 784-7033

PFP Capital, Inc.

In planning and performing my audit of the financial statements of PFP Capital, Inc. (a California corporation) for the year ended June 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by PFP Capital, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts; verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Cugl Teul

August 12, 2002